SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 18, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: August 18, 2015

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Third Quarter of Fiscal 2015, and Adoption of Up to $10 Million

Share Repurchase Program

Revenue Up 15.3% Year-Over-Year to $28.8 Million, Exceeding Guidance

BEIJING — August 18, 2015 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the third quarter of fiscal 2015 ended June 30, 2015.

Third Quarter Fiscal 2015 Financial and Operational Highlights

•	Total course enrollments were approximately 850,000 in the third quarter of fiscal 2015, a decrease of 8.1% from the third quarter of fiscal 2014.

•	Cash receipts from online course registration increased by 9.7% to $28.7 million from the third quarter of fiscal 2014.

•	Net revenue increased by 15.3% to $28.8 million from $25.0 million in the prior year period, exceeding the Company’s prior guidance range of $27.5 million to $28.7 million.

•	Gross profit increased by 19.9% to $17.4 million from $14.5 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 20.2% to $17.4 million from $14.5 million in the prior year period.

•	Gross margin was 60.5%, compared with 58.1% in the prior year period. Non-GAAP[1] gross margin was 60.6%, compared with 58.1% in the prior year period.

•	Operating income decreased by 1.5% to $5.9 million from $6.0 million in the prior year period.

•	Non-GAAP[1] operating income increased by 4.1% to $6.4 million from $6.1 million in the prior year period.

•	Net income decreased slightly by 0.3% to $5.2 million from $5.3 million in the prior year period.

•	Non-GAAP[1] net income increased by 6.0% to $5.7 million from $5.4 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.146, and $0.146, respectively, representing a slightly year-over-year decrease of 1.4% and 0.7%, from a basic and diluted net income per ADS of $0.148 and $0.147, respectively, for the third quarter of fiscal 2014. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted non-GAAP[1] net income per ADS was $0.161 and $0.160, respectively, representing a year-over-year increase of 5.9% and 6.0%, respectively, from a basic and diluted non-GAAP[1] net income per ADS of $0.152 and $0.151, respectively, for the third quarter of fiscal 2014.

•	Operating cash inflow was $13.5 million, as compared to operating cash outflow of $8.0 million in the third quarter of fiscal 2014. Operating cash outflow in the third quarter of fiscal 2014 included the payback of $25.0 million of proceeds held temporarily for certain selling shareholders of the Company’s follow-on public offering completed in March 2014.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “Third quarter revenue was slightly above the high end of our guidance, led by robust revenue growth in our health-care vertical. During the third quarter, we continued to execute on our key strategic initiatives, and we remain focused on delivering the highest quality courses, services and learning technology to meet the needs of our course participants as they advance in their careers. In addition, our College Cooperation Program is on track to kick off at our partnered colleges and universities this September. We look forward to expanding this program to more colleges and universities and we believe it will become another important driver of our business growth.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “We continue to post strong cash revenue and enrollment growth in our health-care vertical, which contributed to third quarter revenue growth above our guidance. However, cash revenue in our accounting and engineering and construction verticals tracked below expectations during the third quarter. Despite the third quarter overlapping with our peak enrollment period, we recorded lower-than-expected test preparation enrollments in both our accounting and engineering and construction verticals. Consequently, we anticipate slower revenue growth in our fourth fiscal quarter, and we are focused on implementing prudent cost controls to cushion the impact of slower revenue growth on our overall profitability.”

Adoption of Share Repurchase Program

On August 18, 2015, CDEL’s board of directors approved a share repurchase program which authorizes CDEL to repurchase up to $10 million of its issued and outstanding American Depositary Shares (“ADSs”) during a one-year period from August 18, 2015 to August 17, 2016.

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow CDEL to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing under applicable law, including the anti-manipulation provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. CDEL expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. CDEL’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time. The repurchase program does not obligate CDEL to make additional repurchases at any specific time or situation.

“The approval of this share repurchase program by our board of directors reflects our confidence in the company’s future and our desire to create long-term value for our shareholders,” said Zhengdong Zhu, CDEL’s Chairman and Chief Executive Officer. “Our current cash position provides us with the flexibility to implement this share repurchase program without impacting our growth strategies and other strategic opportunities.”

Third Quarter Fiscal 2015 Financial Results

Net Revenue. Total net revenue increased by 15.3% to $28.8 million in the third quarter of fiscal 2015 from $25.0 million in the third quarter of fiscal 2014. This increase was primarily due to higher revenue in online education services. Net revenue from online education services, books and reference materials, and other sources contributed 84.6%, 6.2% and 9.2%, respectively, of total net revenue for the third quarter of fiscal 2015.

Online education services. Net revenue from online education services increased 18.2% to $24.4 million in the third quarter of fiscal 2015 from $20.6 million in the prior year period, mainly due to revenue growth from health-care and accounting courses, as well as from the Open Learning Platform. This increase was partially offset by the decrease in revenue from engineering and construction courses.

Books and reference materials. Net revenue from books and reference materials increased by 2.8% to $1.8 million in the third quarter of fiscal 2015 from $1.7 million in the third quarter of fiscal 2014.

Others. Net revenue from other sources increased slightly by 0.3% to $2.6 million in the third quarter of fiscal 2015 from $2.6 million in the third quarter of fiscal 2014, mainly due to revenue growth from the “Tax School” program. This increase was partially offset by the decrease in revenue from courseware production services and business start-up training courses.

Cost of Sales. Cost of sales increased by 8.8% to $11.4 million in the third quarter of fiscal 2015 from $10.5 million in the third quarter of fiscal 2014. Non-GAAP1 cost of sales increased by 8.5% to $11.4 million in the third quarter of fiscal 2015 from $10.5 million in the third quarter of fiscal 2014. The increase in cost of sales was mainly due to increased salaries and related expenses, and rental and related expenses. This increase was partially offset by the decrease in the cost of books and reference materials.

Gross Profit. Gross profit increased by 19.9% to $17.4 million in the third quarter of fiscal 2015 from $14.5 million in the prior year period. Non-GAAP1 gross profit increased by 20.2% to $17.4 million in the third quarter of fiscal 2015 from $14.5 million in the prior year period. Gross margin was 60.5% in the third quarter of fiscal 2015, as compared to 58.1% in the third quarter of fiscal 2014. Non-GAAP1 gross margin was 60.6% in the third quarter of fiscal 2015, as compared to 58.1% in the third quarter of fiscal 2014.

Operating Expenses. Total operating expenses increased by 32.6% to $11.5 million in the third quarter of fiscal 2015 from $8.7 million in the prior year period. Non-GAAP1 total operating expenses increased by 29.5% to $11.1 million in the third quarter of fiscal 2015 from $8.5 million in the prior year period. The increase in operating expenses was primarily due to higher salaries and related expenses, marketing and promotional expenses, professional fees, share-based compensation expenses, and other selling and administrative expenses. This increase was partially offset by the decrease in commission to online agents and the reduction in allowance for doubtful accounts.

Selling expenses. Selling expenses increased by 31.5% to $8.3 million in the third quarter of fiscal 2015 from $6.3 million in the prior year period. Non-GAAP1 selling expenses increased by 31.2% to $8.2 million in the third quarter of fiscal 2015 from $6.3 million in the prior year period. The increase in selling expenses was primarily driven by higher salaries and related expenses, an expansion of our marketing and promotional activities, and an increase in other selling expenses. This increase was partially offset by the decrease in commission to online agents.

General and administrative expenses. General and administrative expenses increased by 35.5% to $3.3 million in the third quarter of fiscal 2015 from $2.4 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 24.9% to $2.8 million in the third quarter of fiscal 2015 from $2.3 million in the prior year period. The increase in general and administrative expenses was primarily due to higher salaries and related expenses, professional fees, share-based compensation expenses and other administrative expenses. This increase was partially offset by the reduction in allowance for doubtful accounts.

Income Tax Expense. Income tax expense remained flat at $1.3 million in the third quarter of fiscal 2015 compared to the prior year period.

Net Income. As a result of the foregoing, net income decreased slightly by 0.3% to $5.2 million in the third quarter of fiscal 2015 from $5.3 million in the prior year period. Non-GAAP1 net income increased by 6.0% to $5.7 million in the third quarter of fiscal 2015 from $5.4 million in the prior year period.

Operating Cash Flow. Net operating cash inflow was $13.5 million in the third quarter of fiscal 2015, as compared to net operating cash outflow of $8.0 million in the prior year period. Net operating cash outflow in the third quarter of fiscal 2014 included the payback of $25.0 million of net proceeds held temporarily on behalf of certain selling shareholders in the Company’s follow-on public offering completed in March 2014. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2015. The decrease in accounts receivable and the increase in accrued expenses and other liabilities, income tax payable, deferred revenue, and refundable fees also contributed to the cash inflow. This operating cash inflow was partially offset by the increase in deferred cost.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of June 30, 2015 increased by 9.4% to $142.6 million, as compared to $130.4 million as of March 31, 2015, mainly due to cash inflow generated from operating activities in the third quarter of fiscal 2015.

Outlook

For the fourth quarter of fiscal 2015, the Company expects to generate total net revenue in the range of $35.3 million to $37.0 million, representing year-over-year growth of approximately 0% to 5%.

For the 2015 fiscal year, the Company expects to generate total net revenue in the range of $107.8 million to $109.6 million, representing year-over-year growth of approximately 11% to 13%. The Company’s prior full year fiscal 2015 total net revenue guidance range was $116.6 million to $121.5 million.

The above guidance reflects the Company’s current view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on August 19, 2015 to discuss its third quarter fiscal 2015 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is 9309101.

A telephone replay will be available shortly after the call until August 25, 2015 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 9309101.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, health-care, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2015 and the full fiscal year 2015 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, CDEL’s College Cooperation Program initiative and its intended benefits and CDEL’s share repurchase program) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Investor Relations Department	Brandi Piacente
Tel: +86-10-8231-9999 ext1805	Tel: +1 212-481-2050
Email: IR@cdeledu.com	Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2014	June 30, 2015
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	118,075	84,548
Term deposits	5,702	25,161
Restricted cash	16,637	32,935
Accounts receivable, net of allowance for doubtful accounts of US$105 and US$1,250 as of June 30, 2015 and September 30, 2014, respectively	1,637	2,362
Inventories	449	1,045
Prepayment and other current assets	3,749	4,840
Amount due from a related party	—	53
Deferred tax assets, current portion	2,116	1,801
Deferred cost	1,248	765

Total current assets	149,613	153,510

Non-current assets:
Property, plant and equipment, net	10,721	12,051
Goodwill	7,689	7,613
Other intangible assets, net	1,384	1,175
Deposit for purchase of non-current assets	94	515
Other non-current assets	2,128	2,527

Total non-current assets	22,016	23,881

Total assets	171,629	177,391

Liabilities and equity:
Current liabilities:
Bank borrowing	16,583	16,728
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$22,569 and US$21,275 as of June 30, 2015 and September 30, 2014, respectively)	22,695	25,800
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,186 and US$3,504 as of June 30, 2015 and September 30, 2014, respectively)	4,209	2,932
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$42,500 and US$23,319 as of June 30, 2015 and September 30, 2014, respectively)	23,423	42,523
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,853 and US$5,199 as of June 30, 2015 and September 30, 2014, respectively)	5,199	4,853
Dividend payable	—	820

Total current liabilities	72,109	93,656

Non-current liabilities:
Deferred tax liabilities, non-current portion	1,110	1,505

Total non-current liabilities	1,110	1,505

Total liabilities	73,219	95,161

Equity:
Ordinary shares (par value of US$0.0001 per share at June 30, 2015 and September 30, 2014, respectively; Authorized –500,000,000 shares at June 30, 2015 and September 30, 2014, respectively; Issued and outstanding –143,423,745 and 142,752,873 shares at June 30, 2015 and September 30, 2014, respectively)	14	14
Additional paid-in capital	77,270	58,163
Accumulated other comprehensive income	6,220	5,107
Retained Earnings	14,906	18,946

Total equity	98,410	82,230

Total liabilities and equity	171,629	177,391

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2014	2015

Sales, net of business tax, value-added tax and related surcharges:
Online education services	20,595	24,353
Books and reference materials	1,747	1,796
Others	2,635	2,643

Total net revenues	24,977	28,792

Cost of sales
Cost of services	(9,385)	(10,415)
Cost of tangible goods sold	(1,081)	(972)

Total cost of sales	(10,466)	(11,387)

Gross profit	14,511	17,405

Operating expenses
Selling expenses	(6,276)	(8,253)
General and administrative expenses	(2,410)	(3,265)

Total operating expenses	(8,686)	(11,518)
Other operating income	166	13

Operating income	5,991	5,900

Interest income	728	810
Interest expense	(97)	(121)
Exchange loss	(40)	—

Income before income taxes	6,582	6,589
Less: Income tax expense	(1,316)	(1,340)

Net income attributable to China Distance Education Holdings Limited	5,266	5,249

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.037	0.037
Diluted	0.037	0.037

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.148	0.146
Diluted	0.147	0.146

Weighted average shares used in calculating net income per share:
Basic	142,615,012	142,755,463
Diluted	143,260,655	143,807,344

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2014	2015
	(Unaudited)	(Unaudited)

Cost of sales	10,466	11,387
Share-based compensation expense in cost of sales	—	36
Non-GAAP cost of sales	10,466	11,351

Selling expenses	6,276	8,253
Share-based compensation expense in selling expenses	—	18
Non-GAAP selling expenses	6,276	8,235

General and administrative expenses	2,410	3,265
Share-based compensation expense in general and administrative expenses	143	433
Non-GAAP general and administrative expenses	2,267	2,832

Gross profit	14,511	17,405
Share-based compensation expenses	—	36
Non-GAAP gross profit	14,511	17,441

Gross profit margin	58.1%	60.5%
Non-GAAP gross profit margin	58.1%	60.6%

Operating income	5,991	5,900
Share-based compensation expenses	143	487
Non-GAAP operating income	6,134	6,387

Operating margin	24.0%	20.5%
Non-GAAP operating margin	24.6%	22.2%

Net income	5,266	5,249
Share-based compensation expense	143	487
Non-GAAP net income	5,409	5,736

Net income margin	21.1%	18.2%
Non-GAAP net income margin	21.7%	19.9%

Net income per share—basic	0.037	0.037
Net income per share—diluted	0.037	0.037
Non-GAAP net income per share—basic	0.038	0.040
Non-GAAP net income per share—diluted	0.038	0.040

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.148	0.146
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.147	0.146
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.152	0.161
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.151	0.160

Weighted average shares used in calculating basic net income per share	142,615,012	142,755,463
Weighted average shares used in calculating diluted net income per share	143,260,655	143,807,344
Weighted average shares used in calculating basic non-GAAP net income per share	142,615,012	142,755,463
Weighted average shares used in calculating diluted non-GAAP net income per share	143,260,655	143,807,344